UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Kerzner International Limited
                                (Name of Issuer)

                   Ordinary Shares, $0.001 par value per share
                         (Title of Class of Securities)

                                    P6065Y107
                                 (CUSIP Number)

                                  David Jackson
                                 Istithmar PJSC
                            Emirates Towers, Level 47
                        Sheikh Zayed Road - PO Box 17000
                           Dubai, United Arab Emirates
                                 +971-4-390-2100

                                 with a copy to:
                            Daniel S. Sternberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                  212-225-2000
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                  July 15, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------
CUSIP No.  P6065Y107                    13D
-------------

     1
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Istithmar PJSC

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a) |_|
              (b) |_|

     3
              SEC USE ONLY

     4
              SOURCE OF FUNDS

              WC

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          |_|

     6
              CITIZENSHIP OR PLACE OF ORGANIZATION

              Dubai, United Arab Emirates

                               7       SOLE VOTING POWER
    NUMBER OF SHARES                   0
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8       SHARED VOTING POWER
         WITH                          4,500,000

                               9       SOLE DISPOSITIVE POWER
                                       0

                              10       SHARED DISPOSITIVE POWER
                                       4,500,000

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,500,000
              See Item 5.

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                                 |_|

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              12.8%
              See Item 5.
     14
              TYPE OF REPORTING PERSON

              CO

Item 1.           Security and Issuer.
                  -------------------

         This statement on Schedule 13D (the "Statement") relates to ordinary shares, $0.001 par value per share (the "Ordinary Shares"), of Kerzner International Limited, a company incorporated under the laws of the Commonwealth of The Bahamas (the "Issuer"). The principal executive offices of the Issuer are located at Coral Towers, Paradise Island, The Bahamas.

Item 2.           Identity and Background.
                  -----------------------

         (a) - (c) This Statement is being filed by Istithmar PJSC, a public joint stock company incorporated under the laws of Dubai, United Arab Emirates ("Istithmar"). The principal business address of Istithmar is Emirates Towers, Level 47, Sheikh Zayed Road, PO Box 17000, Dubai, United Arab Emirates. Istithmar is a private investment firm that implements numerous entrepreneurial ventures and other investments. Istithmar is indirectly wholly-owned and ultimately controlled by the Government of Dubai.

         The name, business address, country of citizenship, and present principal occupation of each director and executive officer of Istithmar is set forth in Schedule A hereto and is incorporated herein by reference.

         (d)-(e) Neither Istithmar nor, to the best of Istithmar's knowledge, the Government of Dubai or any of the persons identified in Schedule A hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds.
                  --------------------------

         The aggregate amount of funds required by Istithmar to purchase the Securities (as defined in Item 4) will be US$225,000,000. Istithmar expects the funds to be used to purchase the Securities will be obtained from working capital and no part of the purchase price for the Securities will consist of borrowed funds.

Item 4.           Purpose of the Transaction.
                  --------------------------

         On July 15, 2004, Istithmar entered into separate stock purchase agreements with each of the Issuer, Caledonia Investments PLC ("Caledonia") and Cement Merchants SA ("CMS") (collectively and together with the exhibits thereto, the "Stock Purchase Agreements"). Pursuant to the terms of the Stock Purchase Agreements and subject to the satisfaction or waiver of the conditions set forth therein, Istithmar will acquire from the Issuer, Caledonia and CMS an aggregate of 4,500,000 Ordinary Shares, consisting of 3,000,000 newly-issued Ordinary Shares to be purchased from the Issuer and 1,500,000 currently outstanding Ordinary Shares to be purchased from Caledonia and CMS (the "Securities"). In connection with the acquisition of the Securities pursuant to the Stock Purchase Agreements, Istithmar expects to enter into a Registration Rights Agreement, a Corporate Governance Agreement and certain other agreements with the Issuer and certain other shareholders of the Issuer, in each case substantially in the forms included as exhibits to the Stock Purchase Agreements (the "Ancillary Agreements").

         The preceding description of the Stock Purchase Agreements is qualified by reference to the full text of the Stock Purchase Agreements, copies of which are filed as Exhibits 1 through 3 hereto and incorporated herein by reference in their entirety.

         Istithmar is acquiring the Securities for general investment purposes.

         Other than as described above, Istithmar does not have any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. Subject to the terms of the Stock Purchase Agreements (and the Ancillary Agreements when executed), Istithmar may in the future acquire additional Ordinary Shares or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also, depending on then current circumstances, dispose of all or a portion of the Ordinary Shares beneficially owned by it in one or more transactions. Additionally, Istithmar reserves the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by Istithmar and subject to the terms of the Stock Purchase Agreements (and, when executed, the Ancillary Agreements).

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

         (a) - (c) As the date hereof, Istithmar has the right to acquire the Securities from the Issuer, Caledonia and CMS pursuant to the Stock Purchase Agreements and may be deemed to be the beneficial owner of the Securities. Following the issuance of 3,000,000 Ordinary Shares as contemplated by the Stock Purchase Agreement with the Issuer, the Securities will, based upon publicly available information, represent approximately 12.8% of the then outstanding Ordinary Shares.

         Except as described in this Statement, neither Istithmar nor, to the best of its knowledge, the Government of Dubai or any of the persons identified in Schedule A hereto (i) beneficially owns any additional Ordinary Shares or
(ii) has effected any transactions in the Ordinary Shares in the past sixty days.

         (d) - (e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  -------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  ------------------------------------

         Except for the transactions and agreements provided for or contemplated by the Stock Purchase Agreements and, when executed, the Ancillary Agreements, neither Istithmar nor, to the best of its knowledge, the Government of Dubai or any of the persons identified in Schedule A hereto has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.


Item 7.           Material to be filed as Exhibits.
                  --------------------------------

     Exhibit 1 Stock Purchase Agreement, dated as of July 15, 2004, by and between Istithmar and the Issuer and the Exhibits attached thereto (incorporated by reference to Exhibit 99(1) to the Issuer's Current Report on Form 6-K filed with the Securities and Exchange Commission on July 16, 2004, File No. 001-04226).

     Exhibit 2 Stock Purchase Agreement, dated as of July 15, 2004, by and between Istithmar and CMS and the Exhibit attached thereto.

     Exhibit 3 Stock Purchase Agreement, dated as of July 15, 2004, by and between Istithmar and Caledonia and the Exhibit attached thereto.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
         DATED:  July 26, 2004
                                               ISTITHMAR PJSC


                                               By: /s/ Sultan Ahmed Bin Sulayem
                                               --------------------------------
                                               Name: Sultan Ahmed Bin Sulayem
                                               Title: Chairman

                                   SCHEDULE A

                  Executive Officers and Directors of Istithmar

Unless otherwise indicated, each of the individuals listed below is a citizen of Dubai, United Arab Emirates, the business address of each of such individuals is Emirates Towers, Level 47, Sheikh Zayed Road, PO Box 17000, Dubai, United Arab Emirates and the principal occupation of each of such individuals is with Istithmar.


Name, Business Address and      Position with Istithmar    Principal Occupation
Citizenship


Sultan Ahmed Bin Sulayem        Chairman                   Executive Chairman,
                                                           The Dubai Ports,
                                                           Customs and
                                                           Free Zone Corporation

Ahmed Butti Ahmed               Director and Chief
                                Executive Officer

Hamed Ahmed Kazim               Director                   Financial Advisor

                                  Exhibit Index

Exhibit           Description
-------           -----------

1 Stock Purchase Agreement, dated as of July 15, 2004, by and between Istithmar and Kerzner International Limited and the Exhibits attached thereto (incorporated by reference to Exhibit 99(1) to the Issuer's Current Report on Form 6-K filed with the Securities and Exchange Commission on July 16, 2004, File No. 001-04226).

2 Stock Purchase Agreement, dated as of July 15, 2004, by and between Istithmar PJSC and Cement Merchants SA and the Exhibit attached thereto.

3 Stock Purchase Agreement, dated as of July 15, 2004, by and between Istithmar PJSC and Caledonia Investments PLC and the Exhibit attached thereto.